Exhibit 99.2

ALEXCO RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2016

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated November 9, 2016 and provides an analysis of Alexco’s unaudited condensed consolidated financial results for the three month and nine month periods ended September 30, 2016 compared to the three month and nine month periods ended September 30, 2015.

The following information should be read in conjunction with the Corporation’s September 30, 2016 unaudited interim condensed consolidated financial statements with accompanying notes (the “2016-Q3 Interim F/S”), which have been prepared in accordance with IAS 34 Interim Financial Reporting, and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the fiscal year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The 2016-Q3 Interim F/S follow the same accounting policies and methods of computation as compared with the most recent fiscal financial statements. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com and Edgar at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

2016-Q3 HIGHLIGHTS AND OVERALL PERFORMANCE

~~•~~	Alexco reported a net loss for the third quarter of 2016 of $640,000 or $0.01 per share basic and diluted, compared to a net loss in the third quarter of 2015 of $1,649,000 or $0.02 per share basic and diluted.

•	As of the September 30, 2016 the cash and cash equivalents was $23.0 million with net working capital of $25.0 million compared to $8.2 million and $12.6 million, respectively, at December 31, 2015.

•	At the end of October the Corporation completed its 2016 Bermingham diamond drill program with 50 holes for a total of 17,300 meters (“m”). Interim drill results released on September 13, 2016 outlined a zone of high grade mineralization beginning approximately 150m from surface and extending down plunge approximately 250m including an intercept of 7.5m true width of 2,715 grams per tonne (“g/t”) (87.3 ounces per tonne (“oz/t”)) silver (including 2.4m (true width) of 6,391 g/t (205.5 oz/t) silver within the zone of down-plunge extension. Final results from the Bermingham program are expected to be available in the fourth quarter.

•	3,267,075 warrants were exercised for proceeds of $4.6 million.

•	The Corporation disposed of investments in marketable securities for proceeds of $1.5 million for a gain of $1.3 million.

•	Alexco Environmental Group (“AEG”) recognized revenues of $3,243,000 in the third quarter of 2016 for a gross profit of $710,000 and a gross margin of 22.0% compared to revenues of $3,408,000 in the third quarter of 2015 for a gross profit of $869,000 and a gross margin of 25.5%.

•	A performance bond was released to Alexco in the amount of $3.8 million (US$2.9 million) related to the AEG’s Globeville Smelter Project in Denver Colorado.

•	The Corporation posted $2.1 million in cash for security related to the Keno Hill Reclamation and Closure Plan. The Corporation is currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets.

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver price environment. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs, with the aim of repositioning the District for long-term, sustainable operations. Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth and Lucky Queen silver deposits while also evaluating the Bermingham deposit for possible inclusion in a future production schedule.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (US) Inc. (“AEG US”) (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. (“ERDC”). Alexco also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is on further building high grade silver resources in the KHSD as well as further refining plans to optimize operations and the future underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations, commodity prices and markets considered. Ore throughput rates, grade, prices and the influence of the Silver Wheaton silver stream have a material impact on unit costs and profitability at Keno Hill. Bringing the larger Flame & Moth deposit into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is progressing through the final phases of the Water Use Licence process. Similarly, results from the recent discovery and current evaluation of very high grade mineralization at Bermingham, will need to be considered when developing options and priorities for the ultimate plan to return the KHSD to production.

Alexco’s Keno Hill mineral properties comprise mineral rights spanning approximately 244 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD’s historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 214 million ounces of silver with average grades of 44 oz/t silver, 6.7% lead and 4.1% zinc. All of Alexco’s mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

On May 4, 2016, the Corporation and FNNND entered into an Amended and Restated CCBA relating to exploration, mine development, mining, and environmental activities of Alexco and its subsidiaries in the KHSD. The revised agreement includes enhanced language in respect of project implementation, the cooperative environmental engagement process, business opportunities and wealth sharing.

In December 2014, Alexco completed the KHSD Preliminary Economic Assessment (“PEA”). For details of the PEA, please refer to Alexco’s MD&A for the year ended December 31, 2014.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Government of Canada (“Canada”) and in accordance with the Amended and Restated Subsidiary Agreement (“ARSA”). AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B Water Use Licence under the Yukon Waters Act to undertake care and maintenance activities, which licence term continues until January 29, 2018. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill will undergo assessment by the Yukon Environmental and Socio-economic Assessment Board (YESAB), likely starting in the first quarter of 2017. Subsequent to completion of the YESAB assessment process, a Water Use Licence renewal will be required from the Yukon Water Board to licence aspects of the plan that affect use of water and placement of waste. After licencing, funding approval from AANDC for the project will be subject to review and acceptance of the project by the Treasury Board of Canada. The ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during 2016, prices were steadily increasing. Silver traded from a high of US$20.71 on August 2, 2016 to a low of $13.58 on January 28, 2016, while lead traded between US$0.96 to US$0.73 and zinc traded between US$1.11 to US$0.68 per pound. As at the date of this MD&A, prices are approximately US$18.50 per ounce silver, US$0.96 per pound for lead and US$1.11 per pound for zinc and the Canadian-US exchange rate is approximately US$0.76 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$18.80 per ounce, for lead average approximately US$0.90 per pound, and for zinc US$1.02 per pound, with the Canadian-US exchange rate forecast at US$0.77 per CAD (see “Risk Factors” in the MD&A for the for the year ended December 31, 2015, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RESULTS OF OPERATIONS

Alexco Environmental Group (AEG)

AEG Highlights during 2016-Q3:

•	AEG recognized revenues of $3,243,000 in the third quarter of 2016 for a gross profit of $710,000 and a gross margin of 22.0% compared to revenues of $3,408,000 in the third quarter of 2015 for a gross profit of $869,000 and a gross margin of 25.5%. The decrease in gross profit from the prior period is mainly attributed to unanticipated project related costs in the US as well as costs associated with obtaining the release of the Globeville Smelter Project performance bond.

•	At the Gold King Project in southern Colorado, the US Environmental Protection Agency authorized an expansion of the plant to approximately double the treatment capacity of the Interim Water Treatment Plant. Construction related to this and further upgrades are currently underway.

•	On the Globeville Smelter Project, a Completion Report, which documents the work completed at the site and the monitoring results, was submitted to the State of Colorado in July. The Completion Report triggered the release of $3,800,000 (US$2,900,000) to AEG with the remaining $522,000 (US$398,000) to be held as a performance bond for a period up to 2 years.

Keno Hill Silver District

2016 Exploration Program - Bermingham

The Corporation has completed an exploration program totalling 50 holes for 17,300m of surface diamond drilling to follow up on prior identification of high grade silver results at the Bermingham prospect. Approximately $3,300,000 was invested in the expanded exploration program, the majority funded by way of a $3 million flow-through financing in December 2015. The surface drilling program, initiated with two drills and later expanded to three diamond drills, commenced in June and completed in late October. The Corporation is expending additional funds to gather important geotechnical and hydrogeological information, as well as undertaking a preliminary metallurgical program to test the Bermingham mineralization. Interim drill results on 18 holes were released on September 13, 2016 (see September 13, 2016 press release entitled "Alexco Confirms, Expands High Grade Silver Zone at Bermingham Deposit; Drilling Continues”) and final results are expected to be available in the fourth quarter.

Initial assay results has confirmed and expanded the Bermingham high grade zone (the “Bear Zone”), including an intercept of 7.5m true width of 2,715g/t (87.3 oz/t) silver (including 2.4m (true width) of 6,391 g/t (205.5 oz/t) silver) from hole K-16-0608 drilled approximately 100m down plunge from the deepest intercept reported in 2015. Overall, all other composite intercepts in the high grade Bear Zone now range between 504 g/t to 7,462 g/t silver over composited true thicknesses ranging from 1.3m to 6.4m.

Bermingham Drill Composite Assay Interval Highlights

•	K-16-0608: intercepted two veins:

the Bear Vein over a true width of 7.49m from 388.87m with a composite assay of 2,715 g/t (87.3 oz/t), including a 2.39m true width from 391.05m at 6,391 g/t (205.5 oz/t) silver that includes within it 0.87m true width from 391.05m at 7,739 g/t (248.8 oz/t) silver and 0.97m true width from 394.41m at 8,584 g/t (276.0 oz/t) silver, and the Bermingham Vein over 1.00m true width from 363.57m with a composite assay of 1,243 g/t (40.0 oz/t) silver, including 0.21m true width from 363.57m at 5,790 g/t (186.2 oz/t) silver.

•	K-16-0605: intercepted the Bear Vein over a true width of 3.98m from 276.70m with a composite assay of 2,524 g/t (81.2 oz/t), including 0.08m true width from 277.90m at 24,401 g/t (784.5 oz/t) silver; 0.48m true width from 282.68m at 8,310 g/t (267.2 oz/t) silver, and 0.31m true width from 285.18m at 12,597 g/t (405.0 oz/t) silver.

•	K-16-0602: intercepted the Bear Vein over a true width of 2.93m from 276.65m with a composite assay of 3,265 g/t (105.0 oz/t), including 0.87m true width from 278.62m at 10,897 g/t (350.3 oz/t) silver.

•	K-16-0584: intercepted two veins:

the Bear Vein over a true width of 4.95m from 317.00m with a composite assay of 1,574 g/t (50.6 oz/t), including 1.20m true width from 322.30m at 5,311 g/t (170.8 oz/t) silver,

and the Bermingham Vein over 2.02 m true width from 300.20m with a composite assay of 935 g/t (30.1 oz/t) silver, including 0.83m true width from 300.20m at 2,121 g/t (68.2 oz/t) silver.

•	K-16-0599: intercepted the Bear Vein over a true width of 1.32m from 413.10m with a composite assay of 2,814 g/t (95.0 oz/t) silver.

•	K-15-0587: intercepted a newly recognized west dipping vein set over a true width of 3.52m from 286.25m with a composite assay of 1,171 g/t (37.7 oz/t) silver, including 1.93m true width from 286.25m at 2,008 g/t (64.6 oz/t) silver.

The drill objectives at Bermingham were firstly to increase confidence, most notably to infill and expand the previously identified zone of high grade silver intercepts on the Bear Vein with sufficient density to permit resource estimation; and secondly, to explore up and down plunge of the high grade zone for possible extensions to other favourable structural and stratigraphic positions in which additional mineral deposition may have occurred.

Together with the high grade intercepts from 2014 and 2015, the 2016 drilling has so far extended the high grade silver-bearing Bear Zone over at least 250m of plunge length and a plunge width of approximately 40m. The zone averages approximately 4.0m true width, is locally more than 7.0m thick, and remains open to depth and northeasterly along strike of the productive structure(s). Potential linkage to the Hector-Calumet mine remains to be resolved, and also to the southwest where there remains a kilometre of prospective ground to the historic Coral Wigwam prospect.

Mineral Resource Estimate

On April 30, 2015 Alexco announced updated mineral resource estimates for the Flame & Moth and Bermingham deposits. With an effective date of April 28, 2015 the Flame & Moth mineral resource is estimated at 1,638,000 tonnes indicated grading 506 g/t silver, 1.89% lead and 5.40% zinc and 0.43 g/t gold plus another 348,000 tonnes inferred grading 366 g/t silver, 0.47% lead, 4.37% zinc and 0.26 g/t gold. With an effective date of April 28, 2015 the Bermingham mineral resource was estimated at 377,000 tonnes indicated grading 430 g/t per tonne silver, 1.59% lead and 1.74% zinc plus another 52,000 tonnes inferred grading 477 g/t silver, 1.22% lead and 1.88% zinc. The drill results from the 2015 surface exploration drill program are not included in this mineral resource update.

The Corporation plans to provide an updated mineral resource estimate for the Bermingham deposit in December of 2016.

Keno Hill Development Update

The Corporation initiated a mill assessment and maintenance programs in the second quarter of 2016. A mechanical assessment and maintenance of equipment is part of the routine process of maintaining the crushing and milling equipment assets in a condition where resumption of processing operations could be completed.

In October the Corporation completed installation of the underground portal and infrastructure at the Flame & Moth deposit and drove the first 20 meters of the production ramp. This will allow resumption of development activities to begin at full scale in the future. This ramp will ultimately be driven to the upper production levels of the Flame & Moth silver deposit.

Engineering Update

In 2016-Q3 Alexco continued to work on re-engineering and optimizing the mine plan for Flame and Moth and Lucky Queen, incorporating the expanded mineral resource from April 30, 2015. Mine plans will be updated and optimized based on geotechnical information and the Flame and Moth and Lucky Queen economic model will be revised using current consensus pricing and updated estimated costing. Once results from this work are compiled, the study will move to develop an optimized multi-mine model.

The Corporation plans to provide an updated PEA in December of 2016 which will incorporate the re-engineering and optimization of the mine plan along with an updated mineral resource estimate on Bermingham.

Permitting Update

On February 17, 2016 the Corporation was granted the amended Quartz Mining Licence (“QML”) for the Flame & Moth deposit. The QML allows development of the Flame and Moth deposit. The only remaining permit required to commence mining operations at the Flame & Moth deposit is the Water Use Licence (“WUL”) which is granted through the Yukon Water Board. This process is well underway and the Corporation expects a Water Licence amendment hearing to occur in the first quarter of 2017.

As part of the QML amendment application, the Corporation filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. This review is required every two years. As a result, the QML required that Alexco increase its posted financial security from $4.2 million to $6.3 million. The Yukon Mine Site Reclamation and Closure Policy Financial Guidelines provide several forms of acceptable security, which includes pledging assets, bank letters of credit, surety bonds and insurance. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security and are currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets. The $6.3 million posted is included in the Corporation’s non-current restricted cash and deposits.

Mine Site Care and Maintenance

Mine site care and maintenance costs in 2016-Q3 totaled $475,000 compared to $587,000 in 2015-Q3. The decrease in costs is due to continuing operating efficiencies while in care and maintenance. Included in mine site care and maintenance costs is depreciation expense of $407,000 in third quarter of 2016 compared to $444,000 in same period of 2015.

Mine site care and maintenance costs during the first nine months of 2016 totaled $1,474,000 compared to $1,752,000 for the same period of 2015. The decrease in costs is due to continuing operating efficiencies while in care and maintenance. Included in mine site care and maintenance costs is depreciation expense of $1,223,000 during first nine months of 2016 compared to $1,315,000 in same period of 2015.

General and Administrative Expenses

Corporate

Corporate general and administrative expenses in the third quarter of 2016 totaled $1,009,000 compared to $1,468,000 in the third quarter of 2015. The decrease in the 2016 period relates to one-time charges in the 2015 period related to severance costs and a write-off of receivables for $540,000.

Corporate general and administrative expenses during the first nine months of 2016 totaled $3,211,000 compared to $3,695,000 for the same period of 2015. The decrease in the 2016 period relates to one-time charges in 2015 related to severance costs and a write-off of receivables for $540,000.

Environmental Services

AEG general and administrative expenses reflect overall utilization of the AEG workforce as well as business development and administrative activity.

Environmental Services general and administrative expenses in the third quarter of 2016 totaled $669,000 compared to $1,011,000 in the third quarter of 2015. The decrease in general and administrative expenses compared to the same period of 2015 is a result of higher personnel utilization to billable projects, as well as continued reduction of office expenses. Furthermore, during the 2015 period, the Company evaluated certain trade receivables and recorded a one-time write-off for $103,000.

Environmental Services general and administrative expenses during the first nine months of 2016 totaled $2,371,000 compared to $2,868,000 for the same period in 2015. The decrease in general and administrative expenses compared to the same period of 2015 is a result of higher personnel utilization to billable projects, as well as continued reduction of office expenses. Furthermore, during the 2015 period, the Company evaluated certain trade receivables, and recorded a one-time write-off for $103,000.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eleven quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures on Mineral Properties

2014-Q1	3,327	1,237	(1,419)	$(0.02)	$(0.02)	546
2014-Q2	3,169	917	(1,661)	$(0.03)	$(0.03)	2,434
2014-Q3	4,651	1,835	(667)	$(0.01)	$(0.01)	2,670
2014-Q4	4,139	1,260	(29,025)	$(0.44)	$(0.44)	1,378
2014 Total	15,286	5,249	(32,772)	$(0.50)	$(0.50)	7,028
2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303
2015-Q2	2,610	579	(1,866)	$(0.03)	$(0.03)	756
2015-Q3	3,408	869	(1,649)	$(0.02)	$(0.02)	865
2015-Q4	4,128	611	(1,502)	$(0.02)	$(0.02)	787
2015 Total	14,662	3,251	(5,509)	$(0.08)	$(0.08)	2,711
2016-Q1	2,348	565	(2,110)	$(0.03)	$(0.03)	255
2016-Q2	2,831	710	152	$0.00	$0.00	1,084
2016-Q3	3,243	710	(640)	$(0.01)	$(0.01)	3,040
2016 Total YTD	8,422	1,985	(2,598)	$(0.03)	$(0.03)	4,379

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net loss of 2014-Q4 reflects the impact of impairment charges recorded in respect of the Keno Hill district mining assets and exploration and evaluation assets. The net losses for 2015 and Q1 of 2016 reflect site based expenditures along with general and administrative expenses partially offset by AEG profits. The net income of 2016-Q2 reflects the fair value adjustment gain from the Corporation’s available-for-sale and held-for-trading investments. The net loss of 2016-Q3 reflects the continued expenditures to site based and general and administrative expenses. These expenses were partially offset with AEG profits, along with the realized gain from the sale of investments in marketable securities.

The expenditures on mineral properties incurred in 2014 reflect a drill program primarily at the Bermingham and Flame and Moth deposits. The mineral property expenditures in 2015 reflect the drill program at the Bermingham deposit and the re-engineering work being done on the Flame and Moth deposit. The 2016 mineral property expenditures reflect the work on the 2016 drill program at Bermingham and continued re-engineering work being done on the Flame and Moth deposit. Furthermore, the mineral property expenditures in 2015 and 2016 reflected the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits.

Liquidity, Cash Flows and Capital Resources

Liquidity

At September 30, 2016 the Corporation had cash and cash equivalents of $23,015,000, and net working capital of $24,955,000 compared to cash and cash equivalents of $8,163,000 and net working capital of $12,602,000 at December 31, 2015. The Corporation faces no known liquidity issues in any of its financial assets.

With its cash resources and net working capital on hand at September 30, 2016, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvement in the silver market and the efficiencies identified by on-going engineering studies related to future mine plan options. Furthermore, a re-start of underground production operations is likely to require additional capital investment, potentially in excess of the capital resources currently on hand. In addition, Alexco has the right, which expires December 31, 2016, to trigger the June 16, 2014 silver streaming agreement (see ‘Capital Resources’ section for further detail), which would have significant positive implications to Alexco, but can only be triggered by a payment of US$20 million. Discussions to further address the Silver Wheaton silver streaming agreement are ongoing. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Cash flow used in operating activities	$(492)	$(1,483)	$(3,452)	$(3,486)
Cash flow from investing activities	768	(74)	258	796
Cash flow provided by financing activities	4,639	-	18,046	-
	$4,915	$(1,557)	$14,852	$(2,690)

Cash outflow in operating activities was $492,000 for the third quarter of 2016 versus cash outflow of $1,483,000 for the third quarter of 2015. The majority of cash outflow from operating activities during the 2016 period were expended on environmental services, site based operations and general and administrative costs. The decrease in cash consumed in third quarter of 2016 when compared to 2015 mainly relates to expenditures made on the Gold King Mine project in 2015 in advance of the associated cash inflows from the initial revenue associated with the contract. Cash inflow from investing activities was $768,000 for the third quarter of 2016 versus a cash outflow of $74,000 for the third quarter of 2015. The increase in cash inflow during the third quarter of 2016 related primarily to proceeds received from the sale investments in marketable securities, along with the release of restricted funds offset by mineral property expenditures related to the 2016 drill program. Cash inflow from financing activities was $4,639,000 for the third quarter of 2016 versus $nil for the third quarter of 2015. The 2016-Q3 cash inflow relates to warrant and stock option exercises.

Cash used in operating activities was $3,452,000 for the first nine months of 2016 versus $3,486,000 for the same period of 2015. The majority of cash consumed in operating activities during the 2016 and 2015 periods were expended on environmental services, site based operations and general and administrative costs. Cash inflow from investing activities was $258,000 for the first nine months of 2016 versus an inflow of $796,000 for the same period 2015. The decrease in cash inflow for the first nine months of 2016 related primarily to expenditures on the 2016 surface drill program offset by proceeds from the sale of investments in marketable securities and the release of restricted funds. Compared to 2015, the higher cash inflow was due to a larger amount of funds released from restricted cash, which were offset by lesser expenditures incurred on the exploration drill program. Cash inflow from financing activities was $18,046,000 for the first nine months of 2016 compared to $nil for the same period of 2015. The cash inflow relates to a non-brokered equity financing, along with warrant and stock option exercises.

Capital Resources

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver streaming interest agreement (the "Silver Streaming Agreement") with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties. The Silver Streaming Agreement anticipated that the initial silver deliveries would come from the Bellekeno property. Under the Silver Streaming Agreement, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50 million, and received further payments of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment.

On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton on or before December 31, 2014 (the “Deadline”), the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver. The variable production payment was defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton would make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreasing by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher. Upon payment of the US$20 million to Silver Wheaton, the pricing amendment would be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively.

The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the deposit owing under the original silver purchase agreement will be reduced from US$50 million to US$30 million. As of the date of this MD&A, the current deposit owing is US$14.4 million therefore the deposit would be considered fully repaid.

Effective on signing the June 16, 2014 amending agreement, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2017. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date. In addition, pursuant to the June 16, 2014 amending agreement, the Silver Wheaton area of interest was expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the KHSD.

If Alexco decides to extend the June 16, 2014 amending agreement, it is not obligated to make the US$20 million payment to Silver Wheaton. However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Corporation would need to make this payment. The Corporation may require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2016 (or such later date as the parties may agree). If the Corporation is unable to, or chooses not to, make this US$20 million payment, the fixed price payment terms of the original silver purchase agreement remain in effect and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017. If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.

On May 17, 2016, the Corporation completed a non-brokered private placement financing and issued 10,839,972 Units for aggregate gross proceeds of $13,008,000. Each Unit consisted of one common share and one-half of one non-transferable common share purchase warrant, each Warrant entitling the holder to purchase one additional common share at a price of $1.75. In connection with the financing, the Corporation paid a cash commission equal to 5% of the gross proceeds from the sale. Sprott Private Wealth LP and certain of its affiliates also received an aggregate of 225,300 warrants. Each warrant is exercisable for one common share at a price of $1.49. Of the gross proceeds, $10,654,000 has been attributed to issued common shares and the remaining $2,354,000 has been attributed to issued warrants. The warrants include an acceleration clause whereby if on or after September 18, 2016 the closing price of the Alexco shares is higher than $2.50 for a period of ten consecutive trading days (with the last day of such period being the Acceleration Trigger Date), the expiry date of the warrants may be accelerated to be ten days after the Acceleration Trigger Date.

Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent’s commission of $195,000, and other issuance costs of $93,000. Concurrently, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent’s commission of $57,600. As of September 30, 2016 the Corporation had spent all of the $3,001,125 of the flow-through funds raised.

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period following July 29, 2016.

As of the date of this MD&A, 4,094,575 warrants have been exercised during 2016 for proceeds of $5,735,091. The warrants outstanding as of the date of this MD&A are summarized as follows:

Expiry Date	Exercise Price	Balance at November 9, 2016
December 8, 2016	$0.53	323,362
May 17, 2018	$1.75	5,278,336
May 17, 2018	$1.49	60,900

	$1.68	5,662,598

Share Data

As at the date of this MD&A, the Corporation has 92,650,241 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 6,200,995 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 467,571 common shares, and purchase warrants for a further 5,662,598.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at September 30, 2016 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At September 30, 2016, a total of $6,318,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $522,000 (US$398,000) represents security provided to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though a portion of term deposits held at September 30, 2016 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities. are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at September 30, 2016, other than the marketable securities that are included in investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at September 30, 2016 total $2,694,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at September 30, 2016, AEG trade receivables are recorded net of a recoverability provision of $nil.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel.

(a)	Key Management Personnel Compensation

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Salaries and other short-term benefits	$453	$461	$1,309	$1,379
Share-based compensation	246	103	852	444
	$699	$564	$2,161	$1,823

Key management includes the Corporation’s Board of Directors and members of senior management.

On June 28, 2016, Elaine Sanders joined the Board of Directors of the Corporation and now sits on the Audit Committee and Nominating and Corporate Governance Committee.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Notes 3 and 5 of Alexco’s 2015 annual consolidated financial statements describes all of the significant accounting policies as well as significant judgment and estimates.

Changes In and Initial Adoption of Accounting Standards and Policies

Alexco had no changes to its accounting standards or policies during the period.

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the nine months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

For a detailed listing of major risk factors management has identified which relates to Alexco’s business activities, please refer to Alexco’s MD&A and Annual Information Form for the year ended December 31, 2015.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,11]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	124,000	1,227	0.2	2.6%	1.7%	4,892,000
	Flame & Moth Deposit3&6	1,638,000	506	0.4	1.9%	5.4%	26,650,000
	Onek3&7	654,000	200	0.6	1.3%	12.3%	4,205,000
	Bermingham3&8	377,000	430	0.1	1.6%	1.7%	5,212,000
	Total Indicated – Sub-Surface	3,055,000	467	n/a	1.9%	6.3%	45,886,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	5,545,000	311	n/a	1.5%	3.8%	55,413,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	150,000	571	0.2	1.4%	0.9%	2,754,000
	Flame & Moth Deposit3&6	348,000	366	0.3	0.5%	4.4%	4,095,000
	Onek3&7	234,000	134	0.4	1.2%	8.9%	1,008,000
	Bermingham3&8	52,000	477	0.1	1.2%	1.9%	797,000
	Total Inferred	1,027,000	363	n/a	1.7%	4.9%	11,998,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen and Flame & Moth are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated December 10, 2014 entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. The mineral resource estimates for the project are supported by (a) disclosure in the news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”; and (b) a technical report filed on SEDAR dated December 10, 2014 entitled “Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada”. The mineral resource estimates for the Flame & Moth and Bermingham deposits are further supported by disclosure in the news release dated April 30, 2015 entitled “Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 26% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District”.

4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.

5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.

6.	The resource estimates for the Flame & Moth deposit have an effective date of April 28, 2015.

7.	The resource estimates for Onek have an effective date of October 15, 2014.

8.	The resource estimates for Bermingham have an effective date of April 28, 2015.

9.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

10.	Historical resources for Silver King are supported by disclosure in the news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”.

11.	The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed to fund certain contingent payment obligations to Silver Wheaton and, the US$20 million payment to Silver Wheaton referred to above will be available on reasonable terms; (2) additional financing needed for the capacity related refund under the silver purchase agreement with Silver Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2015; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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